United States securities and exchange commission logo





                              August 22, 2022

       John Cotterell
       Chief Executive Officer
       Endava plc
       125 Old Broad Street
       London EC2N 1AR

                                                        Re: Endava plc
                                                            Form 20-F for the
fiscal year ended June 30, 2021
                                                            File No. 001-38607

       Dear Mr. Cotterell:

              We have limited our review to the issue we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 20-F for the fiscal year ended June 30, 2021

       General

   1. We note that KPMG Audit SRL played a substantial role in the audits of your June 30,
                                                        2020 and 2019 audited
consolidated financial statements, but was not registered with the
                                                        Public Company
Accounting Oversight Board (   PCAOB   ). Given that Endava plc is an
                                                        issuer, Section 102(a)
of the Sarbanes-Oxley Act and PCAOB Rule 2100 require that any accounting firm playing
a substantial role in the audit of an issuer be registered with the
                                                        PCAOB. Please tell us
how you intend to comply with such requirements for your June
                                                        30, 2021 Form 20-F that
currently is materially deficient due to the non-compliant
                                                        consolidated financial
statements.
 John Cotterell
FirstName
Endava plcLastNameJohn Cotterell
Comapany
August 22, NameEndava
           2022        plc
August
Page 2 22, 2022 Page 2
FirstName LastName
        In closing, we you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Brittany Ebbertt, Senior Staff Accountant, at 202-551-3572 or Kathleen
Collins, Accounting Branch Chief, at 202-551-3499 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology